FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 04 October 2023
Exhibit No. 2	Block Listing Six Monthly Return dated 05 October 2023
Exhibit No. 3	Publication of Supplementary Prospectus dated 27 October 2023
Exhibit No. 4	Director/PDMR Shareholding dated 31 October 2023
Exhibit No. 5	Total Voting Rights dated 31 October 2023

Exhibit No. 1

 04 October 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 02 October 2023 at the price indicated, in accordance with the Company's Chairman and Non-executive Director shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Howard Davies	Chairman	4,391	£2.3320
Frank Dangeard	Non-executive Director	1,156	£2.3320
Roisin Donnelly	Non-executive Director	1,156	£2.3320
Patrick Flynn	Non-executive Director	1,156	£2.3320
Yasmin Jetha	Non-executive Director	1,200	£2.3320
Stuart Lewis	Non-executive Director	1,275	£2.3320
Mark Seligman	Non-executive Director	1,200	£2.3320
Lena Wilson	Non-executive Director	1,156	£2.3320

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 October 2023

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Sharesave Plan
Period of return:	From:	1 April 2023	To:	30 September 2023
Balance of unallotted securities under scheme(s) from previous return:		9,147,944
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,147,944

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 April 2023	To:	30 September 2023
Balance of unallotted securities under scheme(s) from previous return:		1,238,094
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0 This plan has now been closed and the associated block listing has been cancelled. No allotments have been made under this plan since the last block listing return on 13 April 2023.

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc UK Sharesave Plan 2017
Period of return:	From:	1 April 2023	To:	30 September 2023
Balance of unallotted securities under scheme(s) from previous return:		917,280
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		917,280

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 April 2023	To:	30 September 2023
Balance of unallotted securities under scheme(s) from previous return:		464,282
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		464,282

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Employee Share Plan 2014
Period of return:	From:	1 April 2023	To:	30 September 2023
Balance of unallotted securities under scheme(s) from previous return:		17,107,272
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Less: adjustments to balance of unallotted securities due to share consolidation during period:		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,107,272

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 27 October 2023 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme of 7 December 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/6030R_1-2023-10-27.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

31 October 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) AND PERSONS CLOSELY ASSOCIATED (PCA) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION (MAR)

NatWest Group plc (the Company) announces that it has been notified of the PDMR set out below purchasing ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on the date and at the price indicated:

Name of PDMR/PCA[1]	Position	No. of Shares purchased	Price of Shares purchased	Date of transaction
Mark Seligman Louise Seligman	Non-executive Director, NatWest Group plc PCA	27,300	£1.8178	30 October 2023
[1]M Seligman & Co Limited purchased and owns Shares in the Company on behalf of Mark Seligman and Louise  Seligman.
   * Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 October 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 October 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,835,412,327	4	35,341,649,308
Ordinary Shares of £1.0769* held in treasury	204,819,018	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,040,714,485		35,343,581,868

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,343,581,868 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 October 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary